CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our reports dated March 2, 2009 with respect to the combined and consolidated financial statements (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 47 in 2006) and internal control over financial reporting of Atlas Energy Resources, LLC and subsidiaries included in the Annual Report on Form 10-K for the year ended December 31, 2008 which is incorporated by reference in Post-Effective Amendment No. 2 to this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports and to the use of our name as it appears under the caption “Experts.”
/s/ GRANT THORNTON LLP
Cleveland, Ohio
March 11, 2009